FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 24, 2017
Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On February 24, 2017, MGE Energy, Inc. (the Company) issued a press release announcing its fourth-quarter 2016 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired: None
(b) Pro forma financial information: None
(c) Shell company transactions: None
(d) Exhibits.

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on February 24, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: February 24, 2017   /s/ Jeffrey C. Newman

Jeffrey C. Newman
Senior Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated February 24, 2017

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on February 24, 2017.

EXHIBIT 99.1

News

MGE Energy Reports Fourth-Quarter Earnings

Madison, Wis., Feb. 24, 2017—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended Dec. 31, 2016, of $14.5 million, or 42 cents per share, compared to $11.2 million, or 32 cents per share, for the same period in the prior year. MGE Energy reported earnings for the twelve months ended Dec. 31, 2016, of $75.6 million, or $2.18 per share, compared to $71.3 million, or $2.06 per share, for the same period in the prior year.

During the three months ended Dec. 31, 2016, earnings increased compared to the same period in the prior year resulting from increased electric consumption due, in part, to an increase in residential customers. In addition, colder weather in the fourth quarter of 2016 versus the same period last year led to increased sales of natural gas.

During the twelve months ended Dec. 31, 2016, earnings increased compared to the same period in the prior year resulting from increased electric consumption due to a warmer summer in 2016 versus 2015 and an increase in electric and gas residential customers. In 2016, MGE was serving approximately 2,500 more electric and gas customers compared to a year ago.

About MGE Energy

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric, generates and distributes electricity to 149,000 customers in Dane County, Wis., including the City of Madison, and purchases and distributes natural gas to 154,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(In thousands, except per share amounts)
(Unaudited)

Three Months Ended Dec. 31,	2016	2015
Operating revenue	$138,925	$130,973
Operating income	$23,958	$22,178
Net income	$14,502	$11,232
Earnings per share (basic and diluted)	$0.42	$0.32
Weighted average shares outstanding (basic and diluted)	34,668	34,668

Twelve Months Ended Dec. 31,	2016	2015
Operating revenue	$544,745	$564,028
Operating income	$128,228	$124,255
Net income	$75,560	$71,343
Earnings per share (basic and diluted)	$2.18	$2.06
Weighted average shares outstanding (basic and diluted)	34,668	34,668

Contact
Steven Schultz
Corporate Communications Manager
608-252-7219 | sbschultz@mge.com